UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 1, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On January 1, 2009, NTS Mortgage Income Fund (the "Fund") and certain of its subsidiaries executed four promissory notes consistent with the terms set forth in a letter (the "Deferral/Advancements Letter") dated December 24, 2008 from Residential Management Company, a Kentucky corporation ("Residential"), and NTS Development Company, a Kentucky corporation ("Devco" and, collectively with Residential, "NTS"). In the letter NTS agreed to defer payment of amounts due from the Fund, or its subsidiaries, as of December 31, 2008 and to permit any amounts accruing through December 31, 2009, other than as permitted by cash flows of the Fund, and to make advances to the Fund through December 31, 2009 except for certain principal repayments due National City Bank. The Deferral/Advancements Letter advised NTS could request the deferrals and advances be evidenced by interest bearing promissory notes, so long as the interest rate charged was equal to NTS' cost of funds.

The terms of the promissory notes are summarized below. The Fund and its subsidiaries previously used the deferrals and advances evidenced by the notes to: (i) compensate individuals rendering services on behalf of the Fund; (ii) for overhead fees as permitted under the previous management agreements; (iii) loan principal repayments; (iv) loan interest; (v) real estate taxes; and (vi) other operating and development costs of the Fund and its subsidiaries.

Devco evidenced an advance and deferral to the Fund in the amount of Two Hundred Thirty Thousand Seven Hundred Fifty Nine and 51/00 Dollars ($230,759.51) with a promissory note dated January 1, 2009. The note has an interest rate of one month LIBOR plus one and three-quarters percent (1¾ %) per annum. Interest is due monthly and the note matures on December 31, 2009.

Residential evidenced advances and deferrals to NTS/Virginia Development Company, a Virginia corporation ("NTS/Virginia"), in the amount of Three Million Two Hundred Forty Four Thousand Seven Hundred One and 94/00 Dollars ($3,244,701.94) with a promissory note dated January 1, 2009. The note has an interest rate of one month LIBOR plus one and three-quarters percent (1¾ %) per annum. Interest is due monthly and the note matures on December 31, 2009.

Residential evidenced advances and deferrals to NTS/Lake Forest II Residential Corporation, a Kentucky corporation, in the amount of Twenty Seven Thousand Forty Nine and 58/00 Dollars ($27,049.58) with a promissory note dated January 1, 2009. The note has an interest rate of one month LIBOR plus one and three-quarters percent (1¾ %) per annum. Interest is due monthly and the note matures on December 31, 2009.

NTS/Virginia entered into a consolidated and amended and restated promissory note in the principal amount of Eight Hundred Seventy Thousand One Hundred and 25/00 Dollars ($870,100.25) dated January 1, 2009, made payable to the order of NTS Financial Partnership, a Kentucky general partnership. This consolidated and amended and restated note consolidates and extends the maturity date of six notes previously made by NTS/Virginia in 2008 to NTS Financial Partnership, all of which had maturity dates of December 31, 2008 and which had aggregate outstanding principal balances equal to $870,100.25. These six notes were issued in connection with advances or deferrals by NTS. The consolidated and amended and restated note has an interest rate of one month LIBOR plus one and three-quarters percent (1¾ %) per annum. Interest is due monthly and the note matures on December 31, 2009.

The total sum evidenced by these promissory notes is Four Million Three Hundred Seventy Two Thousand Six Hundred Eleven and 28/00 Dollars ($4,372,611.28). All of the promissory notes mature on December 31, 2009. Based on the Fund's current budget it is unlikely that the Fund will generate sufficient revenues to be able to repay the promissory notes, in full, when due. The Fund intends to seek an extension or renegotiation of the unpaid balances on the promissory notes prior to their maturity. There can be no assurance that an extension or renegotiation of any of the promissory notes will be achieved prior to their maturity, or at all.

As of December 31, 2008, Devco had outstanding advances to the Orlando Lake Forest Joint Venture, a Florida joint venture (the "Joint Venture"), in the amount of Fourteen Thousand Five Hundred Thirty and 00/00 Dollars ($14,530.00). Also, as of December 31, 2008, Residential had outstanding advances to the Joint Venture in the amount of Sixteen Thousand Seven Hundred Eighty Two and 00/00 Dollars ($16,782.00). The Fund owns a fifty percent (50%) interest in the Joint Venture. Devco and Residential have not at this time requested the Joint Venture to issue promissory notes for these amounts. The outstanding amounts continue to remain obligations of the Joint Venture.

Copies of the executed documentation are attached to this current report on Form 8-K as Exhibits 10.1 – 10.4 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Shell Company Transactions: N/A
    (d)   Exhibits:

          10.1   Promissory Note Between NTS Development Company and NTS Mortgage Income Fund

          10.2   Promissory Note Between Residential Management Company and NTS/Virginia Development Company

          10.3   Promissory Note Between Residential Management Company and NTS/Lake Forest II Residential Corporation

          10.4   Promissory Note Between NTS Financial Partnership and NTS/Virginia Development Company

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: January 6, 2009

PROMISSORY NOTE

$230,759.51
Louisville, Kentucky
January 1, 2009

FOR VALUE RECEIVED, **NTS MORTGAGE INCOME FUND**, a Delaware corporation (the "Borrower"), with an address at 10172 Linn Station Road, Louisville, Kentucky 40223, promises to pay to the order of **NTS DEVELOPMENT COMPANY**, a Kentucky corporation (the "Lender"), in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWO HUNDRED THIRTY THOUSAND SEVEN HUNDRED FIFTY NINE AND 51/00 DOLLARS ($230,759.51) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to the sum of (A) the Index, plus (B) one and three quarters percent (1 ¾ %) per annum. The Index is the rate of interest per annum equal to LIBOR. "LIBOR" shall mean the rate per annum determined by the Lender by dividing (the resulting quotient rounded upwards, if necessary, to the nearest $1/100^{th}$ of 1%) (x) the Published Rate by (y) a number equal to 1.00 minus the percentage prescribed by the Federal Reserve for determining the maximum reserve requirements with respect to any eurocurrency funding by banks on such day. "Published Rate" shall mean the rate of interest published each Business Day in The Wall Street Journal "Money Rates" listing under the caption "London Interbank Offered Rates" for a one month period (or, if no such rate is published therein for any reason, then the Published Rate shall be the eurodollar rate for a one month period as published in another publication determined by Lender). The rate of interest charged shall be adjusted as of each Business Day based on changes in LIBOR without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change. If LIBOR applies, all calculations of interest on the Loan will be computed on the basis of a year of 360 days and paid on the actual number of days elapsed.

If Lender determines (which determination shall be final and conclusive) that, by reason of circumstances affecting the eurodollar market generally, deposits in dollars (in the applicable amounts) are not being offered to banks in eurodollar market for the selected term, or adequate means do not exist for ascertaining LIBOR, then Lender shall give notice thereof to Borrower. Thereafter, until Lender notifies Borrower that the circumstances giving rise to such suspension no longer exist, (a) the availability of LIBOR shall be suspended, and (b) the interest rate per annum equal to the sum of (A) the Prime Rate minus (B) three quarters percent (.75%) (the "Base Rate"). The Prime Rate is the rate publicly announced by PNC Bank National Association ("PNC Bank") from time to time as its prime rate; it is not tied to any rate external to PNC Bank or index and does not necessarily reflect the lowest rate of interest actually charged by PNC Bank to any particular class or category of customers. The rate of interest charged shall be

adjusted when the Prime Rate changes without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change.

In addition, if, after this date, Lender shall determine (which determination shall be final and conclusive) that any enactment, promulgation or adoption of or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by a governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any guideline, request or directive (whether or not having the force of law) of any such authority, central bank of comparable agency shall made it unlawful or impossible for Lender to make or maintain or fund loans bearing interest based on LIBOR, Lender shall notify Borrower. Upon receipt of such notice, until Lender notifies Borrower that the circumstances giving rise to such determination no longer apply, (a) the availability of LIBOR shall be suspended, and (b) the interest rate for the unpaid balance of the Loan advances shall be converted to the next Business Day to the Base Rate. For purposes hereof "Business Day" shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Louisville, Kentucky.

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning January 1, 2009 until December 31, 2009 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Base Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. **Prepayment.** The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. **Events of Default.** The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii) Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv) A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v) Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6. **Indemnity.** The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to

in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated

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above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

NTS MORTGAGE INCOME FUND,
a Delaware corporation



By: _____
Name: Gregory A. Wells
Title: Secretary / Treasurer / Chief Financial Officer

PROMISSORY NOTE

$3,244,701.94

Louisville, Kentucky
January 1, 2009

FOR VALUE RECEIVED, **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation (the "Borrower"), with an address at 10172 Linn Station Road, Louisville, Kentucky 40223, promises to pay to the order of **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation (the "Lender"), in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of THREE MILLION TWO HUNDRED FORTY FOUR THOUSAND SEVEN HUNDRED ONE AND 94/00 DOLLARS ($3,244,701.94) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. <u>Interest Rate</u>. The principal balance of the Loan will bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to the sum of (A) the Index, <u>plus</u> (B) one and three quarters percent (1 ¾ %) per annum. The Index is the rate of interest per annum equal to LIBOR. "LIBOR" shall mean the rate per annum determined by the Lender by dividing (the resulting quotient rounded upwards, if necessary, to the nearest $1/100^{th}$ of 1%) (x) the Published Rate by (y) a number equal to 1.00 minus the percentage prescribed by the Federal Reserve for determining the maximum reserve requirements with respect to any eurocurrency funding by banks on such day. "Published Rate" shall mean the rate of interest published each Business Day in The Wall Street Journal "Money Rates" listing under the caption "London Interbank Offered Rates" for a one month period (or, if no such rate is published therein for any reason, then the Published Rate shall be the eurodollar rate for a one month period as published in another publication determined by Lender). The rate of interest charged shall be adjusted as of each Business Day based on changes in LIBOR without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change. If LIBOR applies, all calculations of interest on the Loan will be computed on the basis of a year of 360 days and paid on the actual number of days elapsed.

If Lender determines (which determination shall be final and conclusive) that, by reason of circumstances affecting the eurodollar market generally, deposits in dollars (in the applicable amounts) are not being offered to banks in eurodollar market for the selected term, or adequate means do not exist for ascertaining LIBOR, then Lender shall give notice thereof to Borrower. Thereafter, until Lender notifies Borrower that the circumstances giving rise to such suspension no longer exist, (a) the availability of LIBOR shall be suspended, and (b) the interest rate per annum equal to the sum of (A) the Prime Rate minus (B) three quarters percent (.75%) (the "Base Rate"). The Prime Rate is the rate publicly announced by PNC Bank National Association ("PNC Bank") from time to time as its prime rate; it is not tied to any rate external to PNC Bank or index and does not necessarily reflect the lowest rate of interest actually charged by PNC Bank to any particular class or category of customers. The rate of interest charged shall be

adjusted when the Prime Rate changes without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change.

In addition, if, after this date, Lender shall determine (which determination shall be final and conclusive) that any enactment, promulgation or adoption of or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by a governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any guideline, request or directive (whether or not having the force of law) of any such authority, central bank of comparable agency shall made it unlawful or impossible for Lender to make or maintain or fund loans bearing interest based on LIBOR, Lender shall notify Borrower. Upon receipt of such notice, until Lender notifies Borrower that the circumstances giving rise to such determination no longer apply, (a) the availability of LIBOR shall be suspended, and (b) the interest rate for the unpaid balance of the Loan advances shall be converted to the next Business Day to the Base Rate. For purposes hereof "Business Day" shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Louisville, Kentucky.

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning January 1, 2009 until December 31, 2009 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Base Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to

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in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated

above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:

Name: Gregory A. Wells

Title: Executive Vice President

5

PROMISSORY NOTE

$27,049.58

Louisville, Kentucky
January 1, 2009

FOR VALUE RECEIVED, **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation (the "Borrower"), with an address at 10172 Linn Station Road, Louisville, Kentucky 40223, promises to pay to the order of **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation (the "Lender"), in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWENTY SEVEN THOUSAND FORTY NINE AND 58/00 DOLLARS ($27,049.58) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to the sum of (A) the Index, plus (B) one and three quarters percent (1 ¾ %) per annum. The Index is the rate of interest per annum equal to LIBOR. "LIBOR" shall mean the rate per annum determined by the Lender by dividing (the resulting quotient rounded upwards, if necessary, to the nearest 1/100th of 1%) (x) the Published Rate by (y) a number equal to 1.00 minus the percentage prescribed by the Federal Reserve for determining the maximum reserve requirements with respect to any eurocurrency funding by banks on such day. "Published Rate" shall mean the rate of interest published each Business Day in The Wall Street Journal "Money Rates" listing under the caption "London Interbank Offered Rates" for a one month period (or, if no such rate is published therein for any reason, then the Published Rate shall be the eurodollar rate for a one month period as published in another publication determined by Lender). The rate of interest charged shall be adjusted as of each Business Day based on changes in LIBOR without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change. If LIBOR applies, all calculations of interest on the Loan will be computed on the basis of a year of 360 days and paid on the actual number of days elapsed.

If Lender determines (which determination shall be final and conclusive) that, by reason of circumstances affecting the eurodollar market generally, deposits in dollars (in the applicable amounts) are not being offered to banks in eurodollar market for the selected term, or adequate means do not exist for ascertaining LIBOR, then Lender shall give notice thereof to Borrower. Thereafter, until Lender notifies Borrower that the circumstances giving rise to such suspension no longer exist, (a) the availability of LIBOR shall be suspended, and (b) the interest rate per annum equal to the sum of (A) the Prime Rate minus (B) three quarters percent (.75%) (the "Base Rate"). The Prime Rate is the rate publicly announced by PNC Bank National Association ("PNC Bank") from time to time as its prime rate; it is not tied to any rate external to PNC Bank or index and does not necessarily reflect the lowest rate of interest actually charged by PNC Bank to any particular class or category of customers. The rate of interest charged shall be

adjusted when the Prime Rate changes without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change.

In addition, if, after this date, Lender shall determine (which determination shall be final and conclusive) that any enactment, promulgation or adoption of or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by a governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any guideline, request or directive (whether or not having the force of law) of any such authority, central bank of comparable agency shall made it unlawful or impossible for Lender to make or maintain or fund loans bearing interest based on LIBOR, Lender shall notify Borrower. Upon receipt of such notice, until Lender notifies Borrower that the circumstances giving rise to such determination no longer apply, (a) the availability of LIBOR shall be suspended, and (b) the interest rate for the unpaid balance of the Loan advances shall be converted to the next Business Day to the Base Rate. For purposes hereof "Business Day" shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Louisville, Kentucky.

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning January 1, 2009 until December 31, 2009 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Base Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to

in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7. Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The L ender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated

above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

        8.   **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

        The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

        WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

                                 NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation



                                 By: _____
                                 Name: Gregory A. Wells
                                 Title: Executive Vice President

CONSOLIDATED AND
AMENDED AND RESTATED
PROMISSORY NOTE

$870,100.25

Louisville, Kentucky
January 1, 2009

WHEREAS, **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 ("Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (sometimes referred to hereinafter as "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Promissory Note dated May 27, 2008 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Sixty Six Thousand Two Hundred Fifty Two Dollars and Thirty Eight Cents ($166,252.38), which note was amended pursuant to that certain First Amendment to Promissory Note dated as of August 31, 2008, extending the maturity date thereof to December 31, 2008, and which note has been partially repaid and has a current outstanding principal balance of Fifty Six Thousand Two Hundred Fifty Two Dollars ($56, 252.00) (collectively, "Note 2008-1"); and

(b) that certain Promissory Note dated June 4, 2008 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Fifty Thousand Three Hundred Six Dollars and Eighty Five Cents ($150,306.85), which note was amended pursuant to that certain First Amendment to Promissory Note dated as of August 31, 2008, extending the maturity date thereof to December 31, 2008 (collectively, "Note 2008-2"); and

(c) that certain Promissory Note dated June 20, 2008 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Seventy Three Thousand Five Hundred Fifty Six Dollars and Sixteen Cents ($173,556.16), which note was amended pursuant to that certain First Amendment to Promissory Note dated as of August 31, 2008, extending the maturity date thereof to December 31, 2008 (collectively, "Note 2008-3"); and

(d) that certain Promissory Note dated October 1, 2008 made by Borrower payable to the order of Lender in the face principal amount of Forty Thousand Thirty Dollars and Fifty Nine Cents ($40,030.59), which note has a maturity date of December 31, 2008 ("Note 2008-4"); and

(e) that certain Promissory Note dated November 3, 2008 made by Borrower payable to the order of Lender in the face principal amount of Forty Nine Thousand Nine Hundred Fifty Four Dollars and Twenty Seven Cents ($49,954.27), which note has a maturity date of December 31, 2008 ("Note 2008-5"); and

(f) that certain Promissory Note dated November 25, 2008 made by Borrower payable to the order of Lender in the face principal amount of Four Hundred Thousand Dollars ($400,000.00), which note has a maturity date of December 31, 2008 ("Note 2008-6");

Note 2008-1, Note 2008-2, Note 2008-3, Note 2008-4, Note 2008-5 and Note 2008-6 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Borrower has requested and Lender has agreed to extend the maturity date of the Notes to and including December 31, 2009; and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder (the "Consolidated and Amended and Restated Note"), which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes, and which indebtedness shall remain outstanding for all purposes hereunder from May 27, 2008, June 4, 2008, June 20, 2008, October 1, 2008, November 3, 2008 and November 25, 2008, respectively.

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, the undersigned, **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation having a mailing address of 10172 Linn Station Road, Louisville, Kentucky 40223 (sometimes referred to herein as "Borrower") hereby promises and agrees to pay to the order of **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership ("Lender"), in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky, 40223, the principal sum of EIGHT HUNDRED SEVENTY THOUSAND ONE HUNDRED AND 25/00 DOLLARS ($870,100.25) (the "Loan"), together with interest on the unpaid balance thereof accruing at the rate per annum set forth below.

1.   Interest Rate. The principal balance of the Loan will bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to the sum of (A) the Index, plus (B) one and three quarters percent (1 ¾ %) per annum. The Index is the rate of interest per annum equal to LIBOR. "LIBOR" shall mean the rate per annum determined by the Lender by dividing (the resulting quotient rounded upwards, if necessary, to the nearest 1/100th of 1%) (x) the Published Rate by (y) a number equal to 1.00 minus the percentage prescribed by the Federal Reserve for determining the maximum reserve requirements with respect to any eurocurrency funding by banks on such day. "Published Rate" shall mean the rate of interest published each Business Day in The Wall Street Journal "Money Rates" listing under the caption "London Interbank Offered Rates" for a one month period (or, if no such rate is published therein for any reason, then the Published Rate shall be the eurodollar rate for a one month period as published in another publication determined by Lender). The rate of interest charged shall be adjusted as of each Business Day based on changes in LIBOR without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change. If LIBOR applies, all calculations of interest on the Loan will be computed on the basis of a year of 360 days and paid on the actual number of days elapsed.

If Lender determines (which determination shall be final and conclusive) that, by reason of circumstances affecting the eurodollar market generally, deposits in dollars (in the applicable amounts) are not being offered to banks in eurodollar market for the selected term, or adequate means do not exist for ascertaining LIBOR, then Lender shall give notice thereof to Borrower. Thereafter, until Lender notifies Borrower that the circumstances giving rise to such suspension no longer exist, (a) the availability of LIBOR shall be suspended, and (b) the interest rate per annum equal to the sum of (A) the Prime Rate minus (B) three quarters percent (.75%) (the "Base Rate"). The Prime Rate is the rate publicly announced by PNC Bank National Association ("PNC Bank") from time to time as its prime rate; it is not tied to any rate external to PNC Bank or index and does not necessarily reflect the lowest rate of interest actually charged by PNC Bank to any particular class or category of customers. The rate of interest charged shall be adjusted when the Prime Rate changes without notice to Borrower, and shall be applicable to the then outstanding balance under the Loan from the effective date of any such change.

In addition, if, after this date, Lender shall determine (which determination shall be final and conclusive) that any enactment, promulgation or adoption of or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by a governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any guideline, request or directive (whether or not having the force of law) of any such authority, central bank of comparable agency shall made it unlawful or impossible for Lender to make or maintain or fund loans bearing interest based on LIBOR, Lender shall notify Borrower. Upon receipt of such notice, until Lender notifies Borrower that the circumstances giving rise to such determination no longer apply, (a) the availability of LIBOR shall be suspended, and (b) the interest rate for the unpaid balance of the Loan advances shall be converted to the next Business Day to the Base Rate. For purposes hereof "Business Day" shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Louisville, Kentucky.

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning January 1, 2009 until December 31, 2009 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Base Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for

anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against Borrower, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on

behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

       7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules**. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

IN WITNESS WHEREOF, the Borrower and Lender have caused this Consolidated and Amended and Restated Promissory Note to be executed as of the date, month and year first above written, with the intent to be legally bound hereby.


BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation



By: _____

Name: Gregory A. Wells
Title: Executive Vice President

LENDER:

NTS FINANCIAL PARTNERSHIP,
a Kentucky general partnership

By: NTS Capital Corporation, General Partner

By: _____

Name: David. B. Pitchford
Title: Vice President / Treasurer
